United States securities and exchange commission logo





                             July 16, 2020

       Alex Blumenfrucht
       Chief Financial Officer
       Reliance Global Group, Inc.
       300 Blvd. of the Americas, Suite 105
       Lakewood, NJ 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Form 10-12G
                                                            Filed June 22, 2020
                                                            File No. 000-56178

       Dear Mr. Blumenfrucht:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10, Filed June 22, 2020

       General

   1. Please note that the registration statement becomes effective automatically 60 days after its initial
filing. Following effectiveness, you will then be subject to the reporting requirements
of the Exchange Act of 1934.
       Item 1. Description of Business
       Overview, page 4

   2. We note your intent to grow your Company by pursuing an aggressive acquisition strategy. Please expand
your disclosure to discuss how you intend to finance your
                                                        acquisition strategy.
In this regard we note your disclosure on page 29 that as
                                                        of December 31, 2019,
the Company had a cash balance of $6,703 and working capital deficit of $4,020,803.
 Alex Blumenfrucht
FirstName  LastNameAlex  Blumenfrucht
Reliance Global Group, Inc.
Comapany
July       NameReliance Global Group, Inc.
     16, 2020
July 16,
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FirstName LastName
Insurance Operations
Insurance Acquisitions and Strategic Activities, page 5

3. For each of your insurance brokerages, please disclose, as applicable, the number of agents employed, the number of policies issued and the aggregate amount of premiums written.
4.       On page F-44, you disclose that    During September 2019, Reliance
Holdings transferred
         all of the outstanding membership interest in SWMT and FIS to the Company.
         Therefore, it appears that Reliance Holdings initially acquired certain entities and subsequently transferred them to you. Please revise your discussion here and in your notes to the financial statements for each transaction to more clearly describe the structure of each transaction including the date of initial acquisition, the acquiring entity, the date the entity was transferred to Reliance Global Group, Inc., and how the transfer was structured (type and amount of shares transferred, notes issued, cash paid, etc.). Your disclosure should clearly describe how the transactions impacted the financial statements of Reliance Global Group, Inc. Specifically, clarify if this structure was also used for the
         CCS acquisition. Please ensure your disclosure related to these transactions is consistent throughout your filing.
5. Please revise your notes to the financial statements for each transaction to clearly explain the accounting used upon initial acquisition and the accounting used when the entity was transferred to you. If purchase accounting was not used upon initial acquisition and common control accounting was not used when the entity was transferred to you, please tell us why.
6. Revise to add a brief narrative for the EBS acquisition. For each of the acquisitions disclosed, please revise to disclose whether or not the acquired company was profitable for the year ended December 31, 2019, and the interim period ended March 31, 2020.
         Additionally, disclose any fees paid in relation to these acquisitions.
National Campaign in Support of Our Healthcare Business, page 7

7.       We note that you have entered into a national campaign in February
2019 with a
         commitment of up to $1.5 million to market USBA   s portfolio of
insurance products. We
         also note that the investment funds will be supplied by Reliance Global Holdings. Please revise to clarify how this commitment has impacted or is expected to impact Reliance
         Global Group, Inc. financial results, liquidity, and capital resources.
Online Insurance and the NSure Opportunity, page 10

8. We note your disclosure on page F-14 that the second and third tranches of $3 million and
         $16 million, respectively, funding your investment in NSURE, Inc. are due at a later date in 2020. Please revise this section to describe the material terms of the payments, disclose whether or not you have made the payments and disclose the source of funds used to finance your investment.
 Alex Blumenfrucht
FirstName  LastNameAlex  Blumenfrucht
Reliance Global Group, Inc.
Comapany
July       NameReliance Global Group, Inc.
     16, 2020
July 16,
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FirstName LastName
Real Estate Operations, page 12

9. Please expand your disclosure to provide a materially complete description of your real estate portfolio as of the latest practicable date. Additionally, please describe the historical development of your operations in this regard, including material acquisitions, dispositions and redevelopment, and disclose your anticipated financing for future acquisitions and development.
Item 1A. Risk Factors
Risks Related to Investing in our Securities
If the Company is deemed to be an investment company, the Company may be required to institute burdensome compliance requirements..., page 22

10. We note you state that you do not believe that your anticipated principal activities will subject you to the Investment Company Act of 1940. Please expand your disclosure to provide your analysis of why the company should not be deemed an investment company.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

11.      Please revise to disclose any critical accounting estimates. Refer to
Section V of SEC
         Release 33-8350 for guidance.
12. We note disclosure on page F-35 that goodwill is assigned to a reporting unit on the acquisition date. We also note your disclosure on page F-46 that you test goodwill for impairment on October 1st and that you determined the fair value of EBS, USBA and CCS as part of this assessment. Considering the materiality of your goodwill, please revise to disclose the amount of goodwill allocated to each reporting unit.
13. We note disclosure on page F-46 that during the year ended December 31, 2019 you recorded goodwill impairment of $594 thousand attributed to Commercial Coverage
         Solutions, LLC (CCS). We also note that goodwill has increased significantly during 2019 as a result of acquisitions and totals $8.5 million as of March 31, 2020 and December 31,
         2019 which represents 50% and 48% of total assets, respectively. Please tell us if you performed a qualitative or quantitative assessment when performing your most recent goodwill impairments analysis. If you performed a qualitative assessment, please tell us how you considered the qualitative factors in ASC 350-20-35-3C. If you performed a quantitative assessment, please tell us the percentage by which the fair value exceeded the carrying value of each reporting unit. To the extent any reporting unit is at risk of failing step one of the goodwill impairment test, please disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such
 Alex Blumenfrucht
FirstName  LastNameAlex  Blumenfrucht
Reliance Global Group, Inc.
Comapany
July       NameReliance Global Group, Inc.
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         determination. Refer to Section V of SEC Release 33-8350 for guidance.
14. We note your risk factor disclosure on page 17, If we fail to comply with the covenants contained in certain of our agreements, our liquidity, results of operations and financial condition may be adversely affected, that the Company is not in compliance with the financial covenants and other limitations contained in one or more of your credit agreements. Please revise your disclosure to identify the credit agreement and covenant from which you obtained a waiver. Additionally, discuss the facts and circumstances necessitating the waiver and disclose any terms and conditions to the waiver. Refer to
         Section IV.C of SEC Release 33-8350 for guidance.
Overview, page 27

15.      We note that you have been approved for a loan through the U.S. Small
Business
         Administration   s Paycheck Protection Program authorized as part of
the CARES Act.
         Please expand your disclosure to identify the date your loan was approved and describe your use of the proceeds of the loan.
Revenues, page 29

16. We note that revenues have significantly increased during 2019 and during the three month period ended March 31, 2020. Please revise to provide additional analysis of the amount of and underlying reasons for trends in revenue recognized during the periods presented. For example, detail and discuss the amount and nature of revenue recognized
         (core commissions, override commissions, profit-sharing contingent commissions, etc.)
         and discuss operating and other financial metrics management uses to analyze financial results. Refer to Item 303(A)(3) of Regulation S-K for guidance.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 31

17. Please revise to identify the natural person(s) with voting and/or dispositive power over the shares owned by RELI NY LLC.
Item 5. Directors, Executive Officers, Promoters and Control Persons., page 31

18. For each director and executive officer, please describe each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K for guidance.
Director Independence, page 34

19. Please disclose why your board member, David Lazar, does not qualify as an independent director. Additionally, please disclose whether a majority of your board of directors is, or will be, comprised of independent directors.
 Alex Blumenfrucht
FirstName  LastNameAlex  Blumenfrucht
Reliance Global Group, Inc.
Comapany
July       NameReliance Global Group, Inc.
     16, 2020
July 16,
Page  5 2020 Page 5
FirstName LastName
Item 6. Executive Compensation, page 35

20. Please expand your disclosure to include a description of the material terms of your compensation arrangements with your executive officers and directors. Refer to Item
         402(o) of Regulation S-K for guidance.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 36

21.      We note you have entered into a Loan Agreement with Reliance Holdings.
Please
         disclose the amount thereof outstanding as of the latest practicable date and the amount of principal paid during the periods for which disclosure is provided. Additionally, if different from the amounts outstanding at the end of the covered periods, disclose the largest aggregate amount of principal outstanding during each period. Refer to Item
         404(a)(5) of Regulation S-K for guidance.
Item 9. Market Price of and Dividends on the Registrant   s Common Equity and
Related
Stockholder Matters, page 37

22. Please revise to disclose the approximate number of holders of your common stock as of the latest practicable date. Refer to Item 201(b) of Regulation S-K for guidance.
Item 10. Recent Sales of Unregistered Securities, page 37

23. We note your disclosure that you issued 4 million shares of common stock to a third-party individual for the purpose of raising capital to fund your investment in NSURE, Inc.
         Please revise to provide the exemption from registration claimed. Additionally, please expand your disclosure in this section to describe all securities of the company that have been sold for cash or other than cash within the past three years which were not registered under the Securities Act. In this regard, we note that many of your recent acquisitions described on page 6 of your Registration Statement were financed in whole or in part by the issuance of securities of the company. Refer to Item 701 of Regulation S-K for guidance.
Item 11. Description of Registrant   s Securities to be Registered, page 37

24. We note that each share of your Series A Convertible Preferred Stock may be converted into ten (10) shares of $0.001 par value common stock. Please revise to disclose if there are any conditions on a holder's right to convert preferred shares. Notes to the Condensed Consolidated Financial Statements (Unaudited)
Note 2. Summary of Significant Accounting Policies
Liquidity, page F-7

25.      Please provide us your analysis that supported the conclusion that
management   s plans
         alleviated the substantial doubt about Reliance Global Group Inc.   s
ability to continue as a
         going concern considering the large working capital deficit and continuing negative
 Alex Blumenfrucht
FirstName  LastNameAlex  Blumenfrucht
Reliance Global Group, Inc.
Comapany
July       NameReliance Global Group, Inc.
     16, 2020
July 16,
Page  6 2020 Page 6
FirstName LastName
         operating cash flows.
26. Please ensure that your disclosure includes appropriate specificity and detail to allow an
         investor to understand how management   s plans alleviated the
substantial doubt. To the
         extent that your conclusion changes in future periods, please revise your disclosure as appropriate. Refer to ASC 205-40-50-12 through 50-14 for guidance. Revenue Recognition, page F-9

27. We note your disclosure that you receive override commissions from health insurance carriers for achieving certain objectives. We also note disclosure on page 19 that you receive profit-sharing contingent commissions paid by insurance companies based upon the profitability, volume and/or growth of the business generally during the prior year and that profit-sharing contingent commissions and override commissions materially affect your revenues. Please revise your accounting policy disclosure to explain how you recognize revenue for both override and profit-sharing commissions. Please revise to disclose disaggregated revenues for all periods presented for your commissions, override commissions, profit-sharing contingent commissions and any other appropriate category pursuant to ASC 606-10-50-5.
Note 4. Investment in NSURE, Inc., page F-14

28. Please tell us how you determined that the cost method was appropriate for your investment in NSURE, Inc. common stock. Specifically, tell us why you do not measure your investment in the equity securities of NSURE, Inc. at fair value with unrealized holding gains and losses included in earnings based on the guidance in ASC 321-10-35-1.
         Please revise your disclosure to more clearly explain the basis for your accounting policies.
Notes to the Consolidated Financial Statements and Predecessor Combined Financial Statements
Note 1. Organization and Description of Business, page F-32

29.      We note the following disclosure on page F-32:
             On August 1, 2018, a related party to Reliance Holdings, US Benefits Alliance, LLC
             (   USBA   ) acquired certain properties and assets of the
insurance businesses of
             Family Health Advisors, Inc. and Tri Star Benefits, LLC.
             Also, on August 1, 2018, Employee Benefits, Solutions, LLC, (
EBS   ), a related
             party, acquired certain properties and assets of the insurance business of Employee
             Benefit Solutions, Inc.
             Based on disclosure in Note 3 beginning on page F-39, it appears that these transactions were accounted for using purchase accounting.
             These transactions are referred to as the    Common Control
Transactions.
             You disclose that the Common Control Transactions resulted in a new basis of accounting beginning on August 1, 2018.
         Please tell us why you refer to these transactions on August 1, 2018 as the common
 Alex Blumenfrucht
Reliance Global Group, Inc.
July 16, 2020
Page 7
      control transactions when you appear to use purchase accounting. Also, please explain why the transactions should result in a new basis of accounting beginning on August 1,
      2018 which results in the predecessor period (January 1, 2018 - July 31,
2018)
      representing the financial results of the three acquired entities prior to acquisition. Please provide us with the accounting guidance you considered in making your determination.
Item 14. Changes In and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 43

30. We note that a new auditor (Mazars USA LLP) performed the audit of your financial statements for the period ended December 31, 2019. Please revise to provide all of the information required by Item 304 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                             Sincerely,
FirstName LastNameAlex Blumenfrucht
                                                             Division of
Corporation Finance
Comapany NameReliance Global Group, Inc.
                                                             Office of Finance
July 16, 2020 Page 7
cc:       Jolie Kahn, Esq.
FirstName LastName